Exhibit 10.1

MASTER DISTRIBUTION AGREEMENT

between

TRW INC.

and

TRW AUTOMOTIVE INC.

Dated as of _____, 2002

TABLE OF CONTENTS

ARTICLE VII MISCELLANEOUS

List of Schedules and Exhibits

MASTER DISTRIBUTION AGREEMENT

MASTER DISTRIBUTION AGREEMENT (this "Agreement"), dated as of   , 2002, by and between TRW INC., an Ohio corporation ("TRW"), and TRW AUTOMOTIVE INC., a Delaware corporation and a wholly owned subsidiary of TRW ("TRW Automotive").

WHEREAS, TRW, acting directly and through certain Subsidiaries, and by virtue of its equity interests in certain entities, is engaged worldwide in the design, manufacture and sale of steering, suspension, braking, engine, safety, electronic, engineered fastening and other components and systems for passenger cars, light trucks and commercial vehicles, including inflatable restraint, seat belt and steering wheel components and systems; braking components systems and related products; steering and suspension systems and components; chassis components modules and integrated vehicle control systems; vehicle dynamic control systems and electronics; access, security and safety electronics systems; display and heating, ventilating and air conditioning electronics; engineered and plastic fasteners and precision plastic moldings and assemblies; engine components and systems; commercial steering systems and components; and aftermarket operations, including parts, service and technical and diagnostic support, as such businesses are described on Schedule A which references the Operating Unit Codes (collectively, the "TRW Automotive Business");

WHEREAS, the TRW Board has determined that it would be appropriate and desirable to completely separate the TRW Automotive Business from TRW;

WHEREAS, TRW has caused TRW Automotive to be incorporated in order to effect such separation, TRW currently owns all of the issued and outstanding shares of common stock, par value $0.001 per share, of TRW Automotive (the "TRW Automotive Common Stock"), and TRW Automotive currently conducts no business operations and has no significant assets or liabilities;

WHEREAS, the TRW Board and the TRW Automotive Board have each determined that it would be appropriate and desirable for TRW to contribute and transfer to TRW Automotive, and for TRW Automotive to receive and assume, directly or indirectly, substantially all of the assets and liabilities currently associated with the TRW Automotive Business and the stock or similar interests currently held by TRW in Subsidiaries and other entities that conduct the TRW Automotive Business (the transactions described in this recital are referred to collectively as the "Restructuring" and are currently contemplated to be effected in accordance with Article II and Exhibit A);

WHEREAS, TRW and TRW Automotive currently contemplate that, on or prior to the Distribution Declaration Date, (i) TRW will enter into the ASG Sale Agreement and consummate the ASG Sale, (ii) TRW Automotive and TAUK will enter into the TRW Automotive Equity Sale Agreement and consummate the TRW Automotive Equity Sale and (iii) TRW Automotive will consummate the Debt Financing;

WHEREAS, it is the intention of the parties to this Agreement that the Restructuring and the Distribution will qualify as transactions described in Sections 351, Section 355 and Section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the "Code"); and

WHEREAS, the parties intend in this Agreement and the Ancillary Agreements to set forth the principal arrangements between them regarding the separation of the TRW Automotive Business from TRW.

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions. As used in this Agreement, the following terms shall have the following meanings:

"Action" shall mean any action, claim, suit, arbitration, inquiry, proceeding or investigation by or before any court, grand jury or any Governmental Entity.

"Active TRW Employee" shall mean any individual who, immediately after the Distribution Date, will be employed by a member of the TRW Group pursuant to Section 2.1(a) of the Employee Matters Agreement.

"Active TRW Automotive Employee" shall mean any individual who, immediately after the Distribution Date, will be employed by a member of the TRW Automotive Group pursuant to Section 2.1(b) of the Employee Matters Agreement.

"Affiliate" shall mean, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term "control" as applied to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management of that Person, whether through ownership of voting securities or otherwise.

"Agent" shall mean the distribution agent appointed by TRW to distribute shares of TRW Automotive Common Stock pursuant to the Distribution.

"Agreement" shall have the meaning ascribed to such term in the preamble hereto.

"Ancillary Agreements" shall mean all of the written agreements, instruments, understandings, assignments or other arrangements entered into by TRW and TRW Automotive in connection with the transactions contemplated hereby, including the Conveyancing and Assumption Instruments, the Employee Matters Agreement, the Insurance Allocation Agreement, the Intellectual Property License Agreements, the Tax Sharing Agreement, the Trademark License Agreement and the Transition Services Agreement.

"ASG Business" shall mean the worldwide design, manufacture, sale and distribution of aeronautical systems and equipment, and the provision of services, in the product areas of flight control systems, cargo systems, hoists and winches, power systems, engine systems and missile actuation systems.

"ASG Purchaser" shall mean the purchaser of the ASG Business pursuant to the terms and subject to the conditions contained in the ASG Sale Agreement.

"ASG Sale" shall mean the sale to the ASG Purchaser of substantially all of the assets and liabilities currently associated with the ASG Business and the stock or similar interests currently held by TRW in Subsidiaries and other entities that conduct the ASG Business, pursuant to the terms and subject to the conditions contained in the ASG Sale Agreement.

"ASG Sale Agreement" shall mean the master agreement of purchase and sale, dated as of   , 2002, between the ASG Purchaser and TRW.

"Assets" shall mean any and all assets, properties and rights, whether tangible or intangible, whether real, personal or mixed, whether fixed, contingent or otherwise, and wherever located, including:

(a) interests in real property of whatever nature, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property that are appurtenant thereto, all such items under construction, and all easements, licenses, rights and appurtenances relating to the foregoing;

(b) machinery, equipment, vehicles, furniture and fixtures, leasehold improvements, supplies, repair parts, tools, plant, laboratory and office equipment and other tangible personal property, including any and all leases with respect thereto, together with any rights or claims arising out of the breach of any express or implied warranty by the manufacturers or sellers of any of such assets or any component part thereof;

(c) inventories, including raw materials, work-in-process, finished goods, parts and accessories;

(d) cash, bank accounts, notes, loans and accounts receivable (whether current or not current), interests as beneficiary under letters of credit, advances and performance and surety bonds;

(e) banker's acceptances, shares of stock, bonds, debentures, evidences of indebtedness, certificates of interest or participation in profit-sharing agreements,

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collateral-trust certificates, investment contracts, voting trust certificates, puts, calls, straddles, options, swaps, collars, caps and other securities or hedging arrangements of any kind;

(f) financial, accounting and operating data and records, including books, records, electronic data, notes, sales and sales promotional data, purchasing materials and data, advertising materials, credit information, cost and pricing information, customer and supplier lists, reference catalogs, payroll and personnel records, facility blueprints and plant layouts, minute books, stock ledgers, stock transfer records and other similar property, rights and information;

(g) all Intellectual Property;

(h) agreements, leases, contracts, sale orders, purchase orders, open bids and other commitments and all rights therein;

(i) prepaid expenses, deposits and retentions held by third parties;

(j) all claims, causes of action, chooses in action, rights under insurance policies, rights under express or implied warranties, rights of recovery, rights of set-off and rights of subrogation, whether known or unknown, whenever arising;

(k) licenses, franchises, permits, authorizations, approvals and qualifications; and

(l) goodwill and going concern value.

"Business Day" shall mean any day that is not a Saturday, Sunday or other day on which banks are required or authorized by law to be closed in the city of Cleveland, Ohio.

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Commission" shall mean the Securities and Exchange Commission.

"Conveyancing and Assumption Instruments" shall mean, collectively, the various bills of sale, agreements, instruments and other documents which may be necessary or appropriate to effect the transfers of Assets and the assumptions of Liabilities in connection with the Restructuring in the manner contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements.

"CPR" shall have the meaning ascribed to such term in Section 7.7(b)(i).

"Debt Financing" shall mean not less than $ billion of debt financing to be incurred or assumed by TRW Automotive from one or more financial institutions under one or more credit facilities and/or through the issuance of its debt securities in one or more public offerings or private placements.

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"Disclosure Documents" shall mean, collectively, the Form S-1, the Proxy Statement, any registration statement or prospectus or offering memorandum in connection with the Debt Financing, the registration statement on Form 8-A to register the TRW Automotive Common Stock under the Exchange Act, the Current Reports on Form 8-K filed by either TRW or TRW Automotive in connection with the matters contemplated by this Agreement or any Ancillary Agreement and the other reports or filings made by TRW or TRW Automotive under the Securities Act or the Exchange Act in connection with the matters contemplated by this Agreement or any of the Ancillary Agreements.

"Dispute" shall have the meaning ascribed to such term in Section 7.7.

"Distribution" shall mean the distribution by TRW to the holders of shares of TRW Common Stock on the Distribution Record Date of all of the shares of TRW Automotive Common Stock held by TRW.

"Distribution Date" shall mean the date to be determined by the TRW Board in its sole and absolute discretion when the Distribution shall be affected.

"Distribution Declaration Date" shall mean the date to be determined by the TRW Board in its sole and absolute discretion when (i) the TRW Board shall formally declare the Distribution and set the Distribution Record Date and the Distribution Date and (ii) the Restructuring shall be completed (and is currently contemplated to occur on the last business day of the fiscal month ending immediately prior to the Distribution).

"Distribution Record Date" shall mean the date to be determined by the TRW Board in its sole and absolute discretion as the record date for the Distribution.

"Employee Matters Agreement" shall mean the Employee Matters Agreement, dated as of the date of this Agreement, between TRW and TRW Automotive, the form of which is attached hereto as Exhibit B.

"Environment" shall mean soils, surface water, sediments, groundwater, any present or potential drinking water supply, the indoor or outdoor atmosphere or any other environmental media.

"Environmental Condition" shall mean the presence of Hazardous Substances in the Environment or building materials, or the Release of Hazardous Substances to the Environment or from building materials, including the migration or movement of Hazardous Substances in or through the Environment.

"Environmental Laws" shall mean all foreign, federal, state and local laws, regulations, rules and ordinances, and any amendments now or hereafter adopted, including common law, relating to pollution or protection of the environment or human health and safety, including laws relating to releases or threatened releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

"Foreign Exchange Rate" shall mean, with respect to any currency other than United States dollars as of any date of determination, the average of the opening bid and asked rates on such date at which such currency may be exchanged for United States dollars as quoted by   except that, with respect to any Indemnifiable Loss covered by insurance, the Foreign Exchange Rate for such currency shall be as set forth in Section 4.3(b)(ii).

"Form S-1" shall mean the registration statement on Form S-1 to be filed by TRW Automotive with the Commission to affect the registration of the TRW Automotive Common Stock pursuant to the Securities Act, including all amendments thereto filed by TRW Automotive with the Commission prior to the Distribution.

"Governmental Entity" shall mean any federal, state, provincial, county, municipal or local government in the United States, or any political subdivision of any of the foregoing, or any non-U.S. entity of a type similar to the foregoing, or any entity, authority, agency, ministry, commission, tribunal, arbitral body, court or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or quasi-governmental entity established to perform any of these functions.

"Group" shall mean the TRW Automotive Group or the TRW Group, as applicable.

"Hazardous Substances" shall mean any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "hazardous constituents", restricted hazardous materials", "extremely hazardous substances", "toxic substances", "contaminants", "pollutants", "toxic pollutants", or words of similar meaning and regulatory effect under any applicable Environmental Law, including oil, waste oil and petroleum products, polychlorinated biphenyls or any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a pollutant or contaminant under any applicable Environmental Law.

"Indemnifiable Losses" shall have the meaning ascribed to such term in Section 4.1(a).

"Indemnified Party" shall mean a TRW Indemnified Party or a TRW Automotive Indemnified Party, as the case may be.

"Indemnifying Party" shall have the meaning ascribed to such term in Section 4.4.

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"Information" shall have the meaning ascribed to such term in Section 5.4(a).

"Insurance Allocation Agreement" shall mean the Insurance Allocation Agreement, dated as of the date of this Agreement, between TRW Automotive and TRW, the form of which is attached hereto as Exhibit C.

"Intellectual Property" shall mean (i) all United States, international and foreign patents and applications therefor and all reexaminations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all inventions (whether patentable or not), invention disclosures, trade secrets, proprietary information, and know how; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all domain names, uniform resource locators and other names and locators associated with the Internet; (v) all computer software, including all source code, object code, and firmware; and (vi) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world.

"Intellectual Property License Agreements" shall mean the TRW Intellectual Property License Agreement and the TRW Automotive Intellectual Property License Agreement.

"IRS" shall mean the U.S. Internal Revenue Service.

"Liabilities" shall mean any and all debts, liabilities, commitments, fines, penalties, forfeitures, guarantees and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses relating thereto, and including those debts, liabilities and obligations arising under any law, rule, regulation, Action, threatened Action, order or consent decree of any Governmental Entity or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

"Licensed Intellectual Property" shall mean the Intellectual Property to be licensed either by TRW or another member of the TRW Group to TRW Automotive or another member of the TRW Automotive Group pursuant to the TRW Intellectual Property License Agreement ("TRW Licensed IP") or by TRW Automotive or another member of the TRW Automotive Group to TRW or another member of the TRW Group pursuant to the TRW Automotive Intellectual Property License Agreement ("TRW Automotive Licensed IP").

"Litigation Matters" shall have the meaning ascribed to such term in Section 5.4(b)(i).

"Net Debt" shall mean, with respect to any Operating Unit Code, the aggregate indebtedness thereof (including interests in accounts receivables transferred pursuant to off-balance sheet financing from accounts receivable securitization activities) minus the sum of the cash and cash equivalents thereof.

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"NYSE" shall mean New York Stock Exchange, Inc.

"OGCL" shall mean the Ohio General Corporation Law, as amended.

"Off-Site Location" shall mean any real property other than the real property owned or leased on or prior to the Distribution Declaration Date by TRW or its Subsidiaries.

"Operating Unit Codes" shall mean the codes representing the operating units of TRW and its Subsidiaries and Affiliates as of the Restructuring Funding Date, which operating units submit periodic financial data to TRW.

"Person" shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other organization or entity (including any Governmental Entity) as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

"Privileged Information" shall have the meaning ascribed to such term in Section 5.4(b)(i).

"Proxy Statement" shall mean the proxy statement on Schedule 14A to be sent to the holders of shares of TRW Common Stock in connection with the Special Meeting.

"Release" shall mean any release, threatened release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

"Remediation" shall mean an action of any kind to address an Environmental Condition, including the following activities: (i) monitoring, investigation, assessment, treatment, cleanup, containment, removal, mitigation, response or restoration work; (ii) obtaining any permits, consents, approvals or authorizations of any Governmental Entity necessary to conduct any such activity; (iii) preparing and implementing any plans or studies for any such activity; (iv) obtaining a written notice from a Governmental Entity with jurisdiction over the real property owned or leased on or prior to the Distribution Declaration Date by TRW or its Subsidiaries or an Off-Site Location under Environmental Laws that no material additional work is required by such Governmental Entity; (v) the use, implementation, application, installation, operation or maintenance of removal actions on the real property owned or leased on or prior to the Distribution Declaration Date by TRW or its Subsidiaries or an Off-Site Location, remedial technologies applied to the surface or subsurface soils, excavation and treatment or disposal of soils at real property owned or leased on or prior to the Distribution Declaration Date by TRW or its Subsidiaries or an Off-Site Location, systems for short-term and long-term treatment of surface water or groundwater, engineering controls or institutional controls; and (vi) any other activities reasonably determined to be necessary or appropriate or required under Environmental Laws to address an Environmental Condition.

"Restructuring" shall have the meaning ascribed to such term in the recitals hereto.

"Restructuring Funding Actual Amount" shall mean the aggregate Net Debt of the Operating Unit Codes of the TRW Automotive Business (as set forth on Schedule A) as of the Restructuring Funding Date (as submitted in the ordinary course to TRW).

"Restructuring Funding Date" shall mean the last business day of the fiscal month on or immediately following the Distribution Declaration Date.

"Restructuring Funding Target Amount" shall mean $.

"Ruling Request" shall mean the private letter ruling request filed by TRW with the IRS, as supplemented and amended from time to time, with respect to certain tax aspects of the Restructuring and the Distribution.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Special Meeting" shall mean the special meeting of shareholders of TRW to consider the Distribution and certain related matters.

"Special Meeting Record Date" shall mean the record date for shareholders of TRW entitled to vote at the Special Meeting.

"Subsidiary" shall mean, with respect to any Person, any corporation, partnership, joint venture or other business entity in which such Person directly or indirectly owns, in the aggregate, a majority of the equity interest.

"TAUK" shall mean TRW Automotive UK Ltd., a company organized under the laws of [England and Wales].

"Tax Authority" shall mean any U.S., non-U.S., federal, national, state, provincial, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising tax regulatory authority.

"Tax Benefit" shall mean the present value of any refund, credit or reduction in otherwise required Tax payments, including any interest payable thereon, as and when such refund, credit or reduction is realized.

"Tax Opinion" shall mean an opinion from PricewaterhouseCoopers LLP, tax counsel to TRW, addressed and satisfactory to the TRW Board in its sole discretion, with respect to certain tax aspects of the Restructuring and the Distribution.

"Taxes" shall mean any and all taxes, fees, levies duties, tariffs or other charges of any kind (and all related interest, additions to tax and penalties), imposed by any Governmental Entity, including income, profits transfer, gains, gross receipts, excise, inventory, property (real, personal or intangible), custom duty, sales, use, license, registration withholding, payroll, employment social security, workers' compensation, unemployment compensation, net worth, capital stock, ad valorem, stamp, documentary, value added and franchise taxes and similar charges whether computed on a unitary, combined or any other basis.

"Tax Sharing Agreement" shall mean the Tax Sharing Agreement, dated as of the date of this Agreement, between TRW Automotive and TRW, the form of which is attached hereto as Exhibit E.

"Trademark License Agreement" shall mean the Trademark License Agreement, dated as of the date of this Agreement, between TRW Automotive and TRW, the form of which is attached hereto as Exhibit F.

"Transition Services Agreement" shall mean the Transition Services Agreement, dated as of the date of this Agreement, between TRW Automotive and TRW, the form of which is attached hereto as Exhibit G.

"TRW Assets" shall mean, collectively, (i) all Assets which are expressly allocated to any member of the TRW Group pursuant to this Agreement, the Employee Matters Agreement, the Insurance Allocation Agreement, the Intellectual Property License Agreements, the Tax Sharing Agreement, the Trademark License Agreement, the Transition Services Agreement or any other Ancillary Agreement, (ii) all Assets (other than those described in paragraph (i) of the definition of "TRW Automotive Assets") which immediately prior to the Distribution Declaration Date are owned by TRW or any of its Subsidiaries (including members of the TRW Group) and which are used or held for use primarily in the TRW Business, as the same shall exist as of such time, and (iii) all other Assets of TRW and its Subsidiaries not otherwise included in the TRW Automotive Assets.

"TRW Automotive Assets" shall mean, collectively, (i) all Assets which are expressly allocated to any member of the TRW Automotive Group pursuant to this Agreement, the Employee Matters Agreement, the Insurance Allocation Agreement, the Intellectual Property License Agreements, the Tax Sharing Agreement, the Trademark License Agreement, the Transition Services Agreement or any other Ancillary Agreement, (ii) all Assets (other than those described in paragraph (i) of the definition of "TRW Assets") which immediately prior to the Distribution Declaration Date are owned by TRW or any of its Subsidiaries (including members of the TRW Automotive Group) and which are used or held for use primarily in the TRW Automotive Business, as the same shall exist as of such time.

"TRW Automotive Bank Accounts" shall mean the bank accounts of TRW Automotive and the other members of the TRW Automotive Group.

"TRW Automotive Board" shall mean the board of directors of TRW Automotive.

"TRW Automotive Business" shall have the meaning ascribed to such term in the recitals hereto.

"TRW Automotive By-Laws" shall mean the By-Laws of TRW Automotive, substantially in the form of Exhibit I, to be in effect on the Distribution Date.

"TRW Automotive Charter" shall mean the Certificate of Incorporation of TRW Automotive to be in effect as of the Distribution Date, substantially in the form of Exhibit H, to be in effect on the Distribution Date.

"TRW Automotive Common Stock" shall have the meaning ascribed to such term in the recitals hereto.

"TRW Automotive Directors" shall mean the individuals contemplated by the Form S-1 to be members of the TRW Automotive Board immediately following the Distribution Date.

"TRW Automotive Divested and Discontinued Operations Liabilities" shall mean any Liabilities related to the businesses and operations divested or discontinued from the TRW Automotive Business prior to the Distribution Declaration Date, including any such Liabilities related to the divestitures and discontinuances set forth on Schedule 1.1(e).

"TRW Automotive Entities" shall mean the Persons listed on Schedule 1.1(f).

"TRW Automotive Environmental Liabilities" shall mean all Actions, Liabilities or requirements arising under, from or related to Environmental Law or Hazardous Substances relating to or arising with respect to the TRW Automotive Assets or the TRW Automotive Business, including the following: (i) any violation or alleged violation of or non-compliance with Environmental Laws, whether or not such violation or non-compliance commenced or occurred prior to the Distribution Declaration Date or commences or occurs on or after the Distribution Declaration Date, with respect to the ownership, lease, maintenance or operation of the TRW Automotive Assets or the TRW Automotive Business, including any fines or penalties and the costs associated with correcting any such violations or non-compliance; (ii) loss of life, injury to Persons or property or damage to natural resources (whether or not such loss, injury or damage arose or was made manifest before the Distribution Declaration Date or arises or becomes manifest on or after the Distribution Declaration Date) caused (or allegedly caused) by any Environmental Condition at, on, in, under, migrating or discharged from or in the vicinity of the TRW Automotive Assets, whether or not such Environmental Condition arose or first became present prior to, on or after the Distribution Declaration Date; (iii) any Remediation (whether or not such Remediation commenced before the Distribution Declaration Date or commences on or after the Distribution Declaration Date) of any Environmental Condition at, on, in, under, migrating or discharged from or in the vicinity of the TRW Automotive Assets, whether or not such Environmental Condition arose or first became present prior to, on or after the Distribution Declaration Date; (iv) any loss of life, injury to persons or property or damage to natural resources (whether or not such loss, injury or damage arose or was made manifest before the Distribution Declaration Date or arises or becomes manifest on or after the Distribution Declaration Date) caused (or allegedly caused) by Hazardous Substances that have been generated in connection with the TRW Automotive Business and transported or allegedly transported to any Off-Site Location or the arrangement for such activities, prior to, on or after the Distribution Declaration Date; and (v) the Remediation (whether or not such Remediation commenced before the Distribution Declaration Date or commences on or after the Distribution Declaration Date) of Environmental Conditions related to Hazardous Substances that have been generated in connection with the TRW Automotive Business and transported or allegedly transported to any Off-Site Location, or the arrangement for such activities, prior to, on or after the Distribution Declaration Date.

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"TRW Automotive Equity Sale" shall mean the issuance by TRW Automotive, and the sale by TAUK, of an aggregate of   shares of TRW Automotive Preferred Stock (representing   % of the outstanding shares of TRW Automotive Common Stock to be outstanding immediately following the TRW Automotive Equity Sale, assuming conversion of such shares into TRW Automotive Common Stock) to the TRW Automotive Equity Sponsor, pursuant to the terms and subject to the conditions contained in the TRW Automotive Equity Sale Agreement.

"TRW Automotive Equity Sale Agreement" shall mean the preferred stock purchase agreement, dated as of   , 2002, by and among TRW Automotive, TAUK and the TRW Automotive Equity Sponsor.

"TRW Automotive Equity Sponsor" shall mean the purchaser of shares of TRW Automotive Preferred Stock in the TRW Automotive Equity Sale.

"TRW Automotive Group" shall mean TRW Automotive, each Subsidiary of TRW Automotive and each other Person that is either controlled directly or indirectly by TRW Automotive after the Distribution Declaration Date.

"TRW Automotive Indemnified Parties" shall have the meaning ascribed to such term in Section 4.1(a).

"TRW Automotive Intellectual Property" shall mean all of the Intellectual Property which immediately prior to the Distribution Declaration Date is owned by or, to the extent assignable to TRW Automotive, licensed to TRW or any of its Subsidiaries (including members of the TRW Automotive Group) and which is used or held for use primarily in the TRW Automotive Business, as the same shall exist at such time, including the TRW Automotive Marks (but specifically excluding the TRW Marks) and the TRW Automotive Licensed IP.

"TRW Automotive Intellectual Property License Agreement" shall mean the intellectual property license agreement, dated as of the date of this Agreement, between TRW Automotive and TRW, the form of which is attached hereto as Exhibit D-2.

"TRW Automotive Liabilities" shall mean, collectively, (i) all Liabilities for which any member of the TRW Automotive Group is expressly made responsible pursuant to this Agreement, the Employee Matters Agreement, the Insurance Allocation Agreement, the Intellectual Property License Agreements, the Tax Sharing Agreement, the Trademark License Agreement or the Transition Services Agreement, (ii) all Liabilities (other than those described in paragraphs (i), (iii) and (iv) of the definition of "TRW Liabilities") of TRW or any of its Subsidiaries (including members of the TRW Automotive Group) to the extent resulting from or relating to the TRW Automotive Assets or the TRW Automotive Business, (iii) the TRW Automotive Environmental Liabilities, (iv) the TRW Automotive Divested and Discontinued Operations Liabilities and (v) the Liabilities specified on Schedule 1.1(g).

"TRW Automotive Marks" shall mean the names listed on Schedule 1.1(h) and all corporate symbols and logos related thereto and all derivatives thereof and any other name, mark or symbol connoting such names or constituting a formative thereof.

"TRW Automotive Preferred Stock" shall mean the Series A Convertible Preferred Stock, par value $0.001 per share, of TRW Automotive.

"TRW Automotive Subsidiary" shall mean (i) on or prior to the Distribution Declaration Date, each Subsidiary of TRW that is a TRW Automotive Entity or (ii) following the Distribution Declaration Date, each Subsidiary of TRW Automotive.

"TRW Bank Accounts" shall mean the bank accounts of TRW and the other members of the TRW Group.

"TRW Board" shall mean the board of directors of TRW.

"TRW Business" shall mean: (i) the worldwide design, manufacture, sale and distribution of products and services in the fields of systems engineering, systems integration, software development, modeling and simulation, testing and evaluation, training and information technology for high technology systems, products and services in the fields of strategic missiles; intelligence management and processing; command, control and communications; missile and air defense; airborne reconnaissance; homeland security; public safety and transportation; logistics and training; health and human services; integrated supply chain; tax systems; and air traffic control; (ii) the worldwide design, manufacture, sale and distribution of spacecraft systems and subsystems; electronic systems, including communication systems for space and defense; commercial telecommunications products; gallium arsenide and indium phosphide advanced semiconductors for satellite and telecommunications applications; digital broadband space payloads; space science instruments; advanced avionics systems; high energy laser systems; and spacecraft products, including solar arrays and reflectors; (iii) the ASG Business and (iv) all other businesses (including the businesses and operations related to TRW Assets) not otherwise included in the TRW Automotive Business.

"TRW Common Stock" shall mean the common stock, par value $0.625 per share, of TRW.

"TRW Divested and Discontinued Operations Liabilities" shall mean, any Liabilities related to the businesses and operations divested or discontinued from the TRW Automotive Business prior to the Distribution Declaration Date, including any such Liabilities related to the divestitures and discontinuances set forth on Schedule 1.1(a).

"TRW Entities" shall mean the Persons listed on Schedule 1.1(b).

"TRW Group" shall mean TRW, each Subsidiary of TRW and each other Person that is either controlled directly or indirectly by TRW after the Distribution Declaration Date.

"TRW Indemnified Parties" shall have the meaning ascribed to such term in Section 4.2(a).

"TRW Intellectual Property" shall mean all of the Intellectual Property which immediately prior to the Distribution Declaration Date is owned by or licensed to TRW or any of its Subsidiaries (including members of the TRW Automotive Group) and which is used or held for use primarily in the TRW Business, as the same shall exist at such time, including the TRW Marks and TRW Licensed IP.

"TRW Intellectual Property License Agreement" shall mean the intellectual property license agreement, dated as of the date of this Agreement, between TRW Automotive and TRW, the form of which is attached hereto as Exhibit D-1.

"TRW Liabilities" shall mean, collectively, (i) all Liabilities for which any member of the TRW Group is expressly made responsible pursuant to this Agreement, the Employee Matters Agreement, the Insurance Allocation Agreement, the Intellectual Property License Agreements, the Tax Sharing Agreement, the Trademark License Agreement or the Transition Services Agreement, (ii) all Liabilities (other than those described in paragraphs (i), (iii), (iv) and (v) of the definition of "TRW Automotive Liabilities") of TRW or any of its Subsidiaries (including members of the TRW Group) to the extent resulting from or relating to the TRW Assets or the TRW Business, (iii) the TRW Divested and Discontinued Operations Liabilities and (iv) the Liabilities specified on Schedule 1.1(c).

"TRW Marks" shall mean the names listed on Schedule 1.1(d) and all corporate symbols and logos related thereto and all derivatives thereof and any other name, mark or symbol connoting such names or constituting a formative thereof.

"TRW Series 1 Preferred Stock" shall mean the Cumulative Serial Preference Stock II, $4.40 Convertible Series 1, of TRW.

"TRW Series 3 Preferred Stock" shall mean the Cumulative Serial Preference Stock II, $4.50 Convertible Series 3, of TRW.

"TRW Subsidiary" shall mean each Subsidiary of TRW other than TRW Automotive and any TRW Automotive Subsidiary.

ARTICLE II

RESTRUCTURING

Section 2.1   Restructuring. On or prior to the Distribution Declaration Date, TRW and TRW Automotive shall take, or cause to be taken, the following actions more fully described in Exhibit A:

(a) Except as otherwise specifically contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements, TRW and each TRW Subsidiary shall transfer, assign and convey, or cause to be transferred, assigned or conveyed, to TRW Automotive or a TRW Automotive Subsidiary, as appropriate, all right, title and interest of TRW and each of the TRW Subsidiaries in the TRW Automotive Entities;

(b) Except as otherwise specifically contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements, TRW Automotive and each TRW Automotive Subsidiary shall transfer, assign and convey, or cause to be transferred, assigned or conveyed, to TRW or a TRW Subsidiary, as appropriate, any and all right, title and interest of TRW Automotive and each of the TRW Automotive Subsidiaries in the TRW Entities;

(c) Except as otherwise specifically contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements, TRW and each TRW Subsidiary shall transfer, assign and convey, or cause to be transferred, assigned or conveyed, to TRW Automotive or a TRW Automotive Subsidiary, as appropriate, any and all right, title and interest of TRW and each of the TRW Subsidiaries in the TRW Automotive Assets;

(d) Except as otherwise specifically contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements, TRW Automotive and each TRW Automotive Subsidiary shall transfer, assign and convey, or cause to be transferred, assigned or conveyed, to TRW or a TRW Subsidiary, as appropriate, any and all right, title and interest of TRW Automotive and each of the TRW Automotive Subsidiaries in the TRW Assets;

(e) Except as otherwise specifically contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements, TRW Automotive or a TRW Automotive Subsidiary, as appropriate, shall unconditionally assume and undertake to pay, perform and discharge, in a timely manner and in accordance with the terms thereof, all Liabilities of TRW and the TRW Subsidiaries that are TRW Automotive Liabilities;

(f) Except as otherwise specifically contemplated by this Agreement (including Exhibit A) and the Ancillary Agreements, TRW or a TRW Subsidiary, as appropriate, shall unconditionally assume and undertake to pay, perform and discharge, in a timely manner and in accordance with the terms thereof, all Liabilities of TRW Automotive and the TRW Automotive Subsidiaries that are TRW Liabilities.

(g) In the event that at any time or from time to time (whether prior to, on or after the Distribution Declaration Date) either party (or any member of such party's respective Group) shall receive or otherwise possess any Asset that is allocated to any other Person pursuant to this Agreement or any Ancillary Agreement, such party shall

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promptly transfer, or cause to be transferred, such Asset to the Person so entitled thereto. Prior to any such transfer, the Person receiving or possessing such Asset shall hold such Asset in trust for the benefit of the Person entitled thereto (at the expense of the Person entitled thereto) without the payment of any consideration. Each party shall reimburse the other party or make financial adjustments or other adjustments to remedy any mistakes or omissions relating to any of the Assets transferred (or to be transferred) hereunder.

(h) In the event that at any time or from time to time (whether prior to, on or after the Distribution Declaration Date) either party determines that the other party (or any member of such other party's respective Group) shall not have unconditionally assumed any Liabilities that are allocated to such other party (or a member of such other party's respective Group) pursuant to this Agreement or any Ancillary Agreement, such other party shall promptly execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such actions as the requesting party may reasonably request to unconditionally assume, or cause to be unconditionally assumed, such Liabilities. Each party shall reimburse the other party or make financial adjustments or other adjustments to remedy any mistakes or omissions relating to any of the Liabilities assumed (or to be assumed) hereunder.

(i) The parties hereto currently contemplate effecting the transactions contemplated by this Section 2.1 in the manner more fully described in Exhibit A. In connection with the transfers of Assets and the assumptions of Liabilities contemplated by this Section 2.1 and Exhibit A, TRW and TRW Automotive shall execute or cause to be executed by the appropriate entities the Conveyance and Assumption Instruments. The transfers of capital stock contemplated by this Section 2.1 and Exhibit A shall be effected by means of delivery of stock certificates duly endorsed or accompanied by duly executed stock powers and notation on the stock record books of the corporation or other legal entities involved and, to the extent required by applicable law, by notation on appropriate registries.

(j) Notwithstanding anything contained in this Agreement or in any Ancillary Agreement to the contrary, nothing in this Agreement or in any Ancillary Agreement shall be deemed to require the conveyance, assignment, transfer or assumption of any Asset or Liability that by its terms or by operation of applicable law cannot be freely conveyed, assigned, transferred or assumed. To the extent the parties have been unable to obtain any governmental or any third party consents or approvals required under applicable law for the transfer of any Asset or Liability and to the extent not otherwise prohibited by the terms of such Asset or Liability, TRW and the other members of the TRW Group or TRW Automotive and the other members of the TRW Automotive Group, as the case may be, shall continue to be bound by the terms of such applicable Asset or Liability, and the other party shall pay, perform and discharge fully all of the obligations of TRW and the other members of the TRW Group or TRW Automotive and the other members of the TRW Automotive Group, as the case may be, under such Assets (to the extent that the corresponding benefit is received) and Liabilities from and after the Distribution Declaration Date. TRW or TRW Automotive, as the case may be, shall, without consideration therefor, pay, assign and remit to the other party promptly all monies, rights and other

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consideration received in respect of such performance. TRW and the other members of the TRW Group or TRW Automotive and the other members of the TRW Automotive Group, as the case may be, shall exercise or exploit their rights in respect of such Assets only as reasonably directed by the other party and at the other party's expense. For not more than 180 days following the Distribution Declaration Date, each party hereto shall continue to use commercially reasonable efforts to obtain all such unobtained consents or approvals required to be obtained by it at the earliest practicable date. If and when any such consents or approvals shall be obtained, TRW and the other members of the TRW Group or TRW Automotive and the other members of the TRW Automotive Group, as the case may be, shall promptly assign such Assets and Liabilities thereunder to the other party without payment of consideration, and the other party shall, without the payment of any consideration therefor, accept and assume such Assets and Liabilities. Each party shall execute such good and sufficient instruments as may be necessary to evidence such assignment and assumption.

(k) Each of TRW (on behalf of itself and each other member of the TRW Group) and TRW Automotive (on behalf of itself and each other member of the TRW Automotive Group) understands and agrees that, except as expressly set forth in any Ancillary Agreement, no party to this Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement or any Ancillary Agreement either has or is, in such agreement or otherwise, representing or warranting in any way as to the Assets, Subsidiaries, businesses or Liabilities retained, transferred or assumed as contemplated hereby or thereby, as to any consents or approvals required in connection with the transactions contemplated by this Agreement or any Ancillary Agreement, as to the value or freedom from any lien of, or any other matter concerning, any Assets, Subsidiaries, businesses or Liabilities of such party, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Assets or Subsidiaries of any party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder or thereunder to convey title to any Asset, Subsidiary, business or Liability or thing of value upon the execution, delivery or filing hereof or thereof. Except as may expressly be set forth in this Agreement or any Ancillary Agreement, all Assets, Subsidiaries, businesses and Liabilities being transferred, retained or assumed as contemplated by this Agreement or Ancillary Agreement are being transferred, retained or assumed, on an "as is", "where is" basis (and, in the case of the transfer of any real property, by means of a quitclaim or similar form deed or conveyance) and the respective transferees shall bear the economic and legal risks that any conveyance shall prove to be insufficient or that the title to any Asset, Subsidiary, business or Liability shall be other than good and marketable and free and clear of any lien. Notwithstanding the foregoing, TRW and TRW Automotive shall each use commercially reasonable efforts and cooperate at its own expense to resolve any problems with respect to title and to remove liens.

Section 2.2   Intercompany Arrangements.

(a) Except as otherwise contemplated by the transactions contemplated by Exhibit A and the last sentence of this Section 2.2(a), TRW, on behalf of itself and each other member of the TRW Group, and TRW Automotive, on behalf of

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itself and each other member of the TRW Automotive Group, hereby settle and eliminate, by cancellation or transfer to a member of the other Group (whether to cancel or transfer and the manner thereof shall be determined by TRW), effective as of the Distribution Declaration Date, all intercompany receivables, payables and other balances (including intercompany cash management balances) existing immediately prior to the Distribution Declaration Date between TRW and/or any other member of the TRW Group, on the one hand, and TRW Automotive and/or any other member of the TRW Automotive Group, on the other hand. The provisions of this Section 2.2(a) shall not apply to any intercompany receivables, payables and other balances arising under this Agreement or any Ancillary Agreement.

(b) Except as otherwise contemplated by the transactions contemplated by Exhibit A and the last sentence of this Section 2.2(b), in furtherance of the mutual release and other provisions of Section 4.8, TRW, on behalf of itself and each other member of the TRW Group, and TRW Automotive, on behalf of itself and each other member of the TRW Automotive Group, hereby terminate any and all agreements, arrangements, commitments or understandings in existence as of the Distribution Declaration Date, whether or not in writing, between or among TRW and/or any other member of the TRW Group, on the one hand, and TRW Automotive and/or any other member of the TRW Automotive Group, on the other hand. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Declaration Date. The provisions of this Section 2.2(b) shall not apply to this Agreement or any Ancillary Agreement or any agreements, arrangements, commitments or understandings to which any Person other than the parties hereto and their respective Affiliates is a party.

Section 2.3   Guarantees.

(a) Except as otherwise contemplated by the terms of this Agreement (including Exhibit A), TRW and TRW Automotive shall cooperate, and shall cause the members of their respective Groups to cooperate, to terminate, or to cause TRW or another member of the TRW Group to be substituted in all respects for TRW Automotive and the other members of the TRW Automotive Group in respect of, all obligations of TRW Automotive and the other members of the TRW Automotive Group under any loan, financing, lease, contract, or other obligation in existence as of the Distribution Declaration Date pertaining to the TRW Business for which TRW Automotive or any other member of the TRW Automotive Group may be liable, as guarantor, original tenant, primary obligor or otherwise. If such a termination or substitution is not effected by the Distribution Declaration Date, (i) TRW shall indemnify and hold harmless the TRW Automotive Indemnified Parties for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article IV) and (ii) without the prior written consent of TRW Automotive, from and after the Distribution Declaration Date, TRW shall not, and shall not permit any other member of the TRW Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, guarantee, lease, contract or other obligation for which TRW Automotive or any other member of the TRW Automotive Group is or may be liable unless all obligations of TRW Automotive and the

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other members of the TRW Automotive Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to TRW Automotive.

(b) Except as otherwise contemplated by the terms of this Agreement (including Exhibit A), TRW and TRW Automotive shall cooperate, and shall cause the members of their respective Groups to cooperate, to terminate, or to cause TRW Automotive or another member of the TRW Automotive Group to be substituted in all respects for TRW and the other members of the TRW Group in respect of, all obligations of TRW and the other members of the TRW Group under any loan, guarantee, financing, lease, contract or other obligation in existence as of the Distribution Declaration Date pertaining to the TRW Automotive Business for which TRW or any other member of the TRW Group may be liable, as guarantor, original tenant, primary obligor or otherwise. If such a termination or substitution is not effected by the Distribution Declaration Date, (i) TRW Automotive shall indemnify and hold harmless the TRW Indemnified Parties for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article IV) and (ii) without the prior written consent of TRW, from and after the Distribution Declaration Date, TRW Automotive shall not, and shall not permit any other member of the TRW Automotive Group to, renew or extend the term of, increase its obligations under, or transfer to a third party, any loan, guarantee, lease, contract or other obligation for which TRW or any other member of the TRW Group is or may be liable unless all obligations of TRW and the other members of the TRW Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to TRW.

Section 2.4   Cash Management.

(a) In the event that the aggregate Restructuring Funding Actual Amount (i) exceeds the Restructuring Funding Target Amount, TRW shall pay to TRW Automotive (by wire transfer of immediately available funds to an account designated in advance by TRW Automotive), within five (5) Business Days after the Restructuring Funding Date, an amount equal to such excess or (ii) is less than the Restructuring Funding Target Amount, TRW Automotive shall pay to TRW (by wire transfer of immediately available funds to an account designated in advance by TRW), within five (5) Business Days after the Restructuring Funding Date, an amount equal to such deficit.

(b) TRW Automotive shall, and shall cause each other member of the TRW Automotive Group to, forward promptly to TRW (for the account of TRW or the applicable member of the TRW Group) any payments in respect of TRW Assets received by TRW Automotive or any member of the TRW Automotive Group after the Distribution Declaration Date, whether received in lock boxes, via wire transfer or otherwise. Such amounts shall be forwarded by wire transfer to an account designated by TRW in advance in the case of payments received within 30 days after the Distribution Declaration Date and by check in the case of payments received thereafter.

(c) TRW shall, and shall cause each other member of the TRW Group to, forward promptly to TRW Automotive (for the account of TRW Automotive or the applicable member of the TRW Automotive Group) any payments in respect of TRW Automotive Assets

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received by TRW or any member of the TRW Group after the Distribution Declaration Date, whether received in lock boxes, via wire transfer or otherwise. Such amounts shall be forwarded by wire transfer to an account designated by TRW Automotive in advance in the case of payments received within 30 days after the Distribution Declaration Date and by check in the case of payments received thereafter.

(d) TRW Automotive shall, or shall cause a member of the TRW Automotive Group to, fund all amounts in respect of checks, electronic debits and other similar charges that are outstanding immediately prior to the Distribution Declaration Date and presented for payment on or after the Distribution Declaration Date from TRW Automotive Bank Accounts. TRW shall, or shall cause a member of the TRW Group to, fund all amounts in respect of checks, electronic debits and other similar charges that are outstanding immediately prior to the Distribution Declaration Date and presented for payment at or after the Distribution Declaration Date from TRW Bank Accounts. Within five (5) Business Days following TRW's request, TRW Automotive shall reimburse TRW (by wire transfer to an account designated by TRW in advance), for the account of TRW or the applicable member of the TRW Group, for all such amounts funded by a member of the TRW Group in respect of checks, electronic debits and other similar charges relating to the TRW Automotive Business or the TRW Automotive Liabilities that are outstanding immediately prior to the Distribution Declaration Date and presented for payment and funded on or after the Distribution Declaration Date from TRW Bank Accounts. No checks, electronic debits and other similar charges relating to the TRW Automotive Business or the TRW Automotive Liabilities shall be issued on any TRW Bank Accounts on or after the Distribution Declaration Date.

ARTICLE III

THE DISTRIBUTION

Section 3.1 Cooperation Prior to the Distribution. Prior to the Distribution, TRW and/or TRW Automotive, as applicable, shall take the following actions (to the extent such actions shall not have been taken prior to the date of this Agreement):

(a) TRW and TRW Automotive shall take any steps necessary to increase the outstanding shares of TRW Automotive Common Stock so that, except as otherwise contemplated by this Agreement or any Ancillary Agreement, the number of outstanding shares of TRW Automotive Common Stock held by TRW immediately prior to the Distribution shall equal the number of shares of TRW Common Stock outstanding on the Distribution Record Date.

(b) TRW shall cause all of the TRW Automotive Directors and Active TRW Automotive Employees who will not be directors or officers of TRW or any TRW Entity following the Distribution to resign, effective as of the Distribution Date, from all boards of directors or similar governing bodies of TRW and the TRW Entities on which they serve, and from all positions as officers of TRW and the TRW Entities in which they serve. TRW shall cause all of its directors and the Active

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TRW Employees who will not be directors or officers of TRW Automotive or any TRW Automotive Entity following the Distribution to resign, effective as of the Distribution Date, from all boards of directors or similar governing bodies of TRW Automotive and the TRW Automotive Entities on which they serve, and from all positions as officers of TRW Automotive and the TRW Automotive Entities in which they serve.

(c) TRW and TRW Automotive shall take all actions which may be required to elect or otherwise appoint the TRW Automotive Directors to constitute the TRW Automotive Board as of the Distribution Date.

(d) (i) The TRW Automotive Board shall (A) approve the TRW Automotive Charter and shall cause the same to be filed with the Secretary of State of the State of Delaware and (B) adopt the TRW Automotive By-Laws, and (ii) TRW, as sole stockholder of TRW Automotive, shall approve the TRW Automotive Charter.

(e) TRW and TRW Automotive shall prepare, and TRW Automotive shall file with the Commission, the Form S-1 and the Proxy Statement, which documents shall set forth appropriate disclosure concerning TRW Automotive, TRW, the Restructuring, the TRW Automotive Equity Sale, the Distribution, the Special Meeting and other related matters. TRW and TRW Automotive shall use their commercially reasonable efforts to cause the Form S-1 and the Proxy Statement to be declared effective or cleared (as the case may be) by the Commission.

(f) TRW and TRW Automotive shall prepare, and TRW shall mail to the holders of shares of TRW Common Stock as of the Special Meeting Record Date, the Proxy Statement.

(g) TRW and TRW Automotive shall cooperate in preparing, filing with the Commission and causing to become effective any registration statements or amendments thereof which are appropriate to reflect the establishment of, or amendments to, any employee benefit and other plans contemplated by the Employee Matters Agreement or this Agreement.

(h) TRW and TRW Automotive shall take all such action as may be necessary or appropriate under the securities or blue sky laws of states or other political subdivisions of the United States in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(i) TRW and TRW Automotive shall prepare, and TRW Automotive shall file and seek to make effective, subject to official notice of issuance, an application to permit the listing of TRW Automotive Common Stock on the NYSE.

(j) TRW and TRW Automotive shall use their commercially reasonable efforts to obtain the rulings contemplated by the Ruling Request in form and substance satisfactory to the TRW Board as advised by counsel.

(k) TRW and TRW Automotive shall use their commercially reasonable efforts to secure for TRW Automotive the Debt Financing on or prior to the Distribution Declaration

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Date. In connection therewith, TRW and TRW Automotive shall enter into such agreements and prepare (and file with the Commission if required) such documents as may be required in connection with the Debt Financing.

(l) TRW and TRW Automotive shall use their commercially reasonable efforts to consummate the TRW Automotive Equity Sale on or prior to the Distribution Declaration Date. In connection therewith, TRW and TRW Automotive shall enter into the TRW Automotive Equity Sale Agreement and such other agreements as may be required in connection with the TRW Automotive Equity Sale.

(m) TRW shall redeem all outstanding shares of TRW Series 1 Preferred Stock and TRW Series 3 Preferred Stock in accordance with the Amended Articles of Incorporation of TRW prior to Special Meeting Record Date.

Section 3.2   TRW Board Action; Distribution Procedures. Subject to the satisfaction or waiver of the conditions set forth in Section 3.3, on the Distribution Declaration Date, the TRW Board shall establish the Distribution Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution. Prior to the Distribution, TRW shall enter into an agreement with the Agent providing for, among other things, the payment of the Distribution to the holders of TRW Common Stock in accordance with this Article III (currently contemplated to be effected through a book-entry system, subject to the right of holders of shares of TRW Automotive Common Stock to request a physical certificate).

Section 3.3   Conditions Precedent to the Distribution. In no event shall the Distribution Declaration Date occur prior to such time as the following conditions shall have been satisfied or waived:

(a) The rulings contemplated by the Ruling Request shall have been granted in form and substance satisfactory to TRW in its sole discretion and such rulings shall be in full force and effect, or, alternatively, the Tax Opinion shall have been received by the TRW Board;

(b) all third party consents and approvals by Governmental Entities required in connection with the transactions contemplated by this Agreement or the Ancillary Agreements shall have been received, except where the failure to obtain such consents or approvals would not have a material adverse effect on either (A) the ability of the parties to consummate the transactions contemplated by this Agreement or the Ancillary Agreements or (B) the business, financial condition or results of operations of TRW or TRW Automotive;

(c) the transactions contemplated by Article II and Exhibit A, including the transfers and related transactions as provided in Section 2.1 and Exhibit A, the settlement of intercompany arrangements as provided in Section 2.2 and the termination of guaranties and similar agreements as provided by Section 2.3, shall have been consummated in all material respects, to the extent required to be consummated prior to the Distribution;

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(d) TRW Automotive and the TRW Automotive Subsidiaries shall have no more than $ of Net Debt in the aggregate;

(e) TRW shall be satisfied in its sole discretion with the treatment of the indebtedness of TRW and its Subsidiaries in connection with the Restructuring and the Distribution, including the allocation of such indebtedness between the TRW Group and the TRW Automotive Group;

(f) the Debt Financing shall have been consummated;

(g) the ASG Sale shall have been consummated in all material respects;

(h) the TRW Automotive Common Stock shall have been authorized for listing on the NYSE to the extent contemplated by this Agreement and by the Employee Matters Agreement, subject to official notice of issuance;

(i) the TRW Automotive Board, composed as contemplated by the Form S-1, shall have been duly elected or appointed;

(j) the Form S-1 shall have been declared effective by the Commission and no stop order issued by the Commission with respect thereto shall be in effect;

(k) the Proxy Statement shall have been cleared by the Commission;

(l) the Distribution shall have been approved by the holders of shares of TRW capital stock in accordance with the OGCL;

(m) the applicable parties shall have entered into each of the Ancillary Agreements and the transactions or actions contemplated by the Ancillary Agreements to be completed prior to the Distribution, if any, shall have been completed in all material respects;

(n) the TRW Board shall have received an opinion, addressed and satisfactory to the TRW Board in its sole discretion, from American Appraisal Associates, Inc. (or another independent solvency or appraisal firm selected by the TRW Board), and the TRW Board shall be otherwise satisfied in its sole discretion, as to matters relating to the solvency and adequacy of capital of TRW and TRW Automotive after, and giving effect to, the transactions contemplated by this Agreement, the ASG Agreement, the TRW Automotive Equity Sale Agreement and the Ancillary Agreements, and as to the sufficiency of TRW's surplus to permit the Distribution under the OGCL; and

(o) no Action shall have been commenced and be pending to restrain or challenge the Distribution, and no inquiry shall have been received or threat made that in the reasonable judgment of the TRW Board may lead to such an Action.

The foregoing conditions are for the sole benefit of TRW and shall not give rise to or create any duty on the part of TRW or the TRW Board to waive or not to waive such conditions or in any way limit TRW's rights of termination set forth in this Agreement. Any determination made by the TRW Board prior to the Distribution Declaration Date concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 3.3 shall be conclusive.

Section 3.4   The Distribution. On the Distribution Date, TRW shall deliver to the Agent a share certificate representing all of the then outstanding shares of TRW Automotive Common Stock owned by TRW and shall instruct the Agent to distribute, on or as soon as practicable following the Distribution Date, such shares of TRW Automotive Common Stock to the holders of record of shares of TRW Common Stock on the Distribution Record Date. TRW Automotive agrees to provide all share certificates and any information that the Agent shall require in order to effect the Distribution (it being understood that the Distribution is currently contemplated to be effected through a book-entry system, subject to the right of holders of shares of TRW Automotive Common Stock to request a physical certificate). All shares of TRW Automotive Common Stock issued in the Distribution shall be duly authorized, validly issued, fully paid and nonassessable.

ARTICLE IV

INDEMNIFICATION; MUTUAL RELEASE

Section 4.1   Indemnification by TRW.

(a) Except for all claims related to Taxes (which shall be governed solely by the Tax Sharing Agreement) and subject to the other provisions of this Article IV, from and after the Distribution Declaration Date, TRW shall indemnify, defend and hold harmless TRW Automotive, each of its directors, officers, employees, agents and Affiliates and each of the heirs, executors, successors, assigns of, and persons, if any, who control (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), any of the foregoing (the "TRW Automotive Indemnified Parties") from and against the TRW Liabilities and any and all losses, claims and Liabilities (including the costs and expenses of any and all Actions, threatened Actions, demands, assessments, judgments, settlements and compromises relating thereto and reasonable attorneys' fees and any and all expenses whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened Actions) (collectively, "Indemnifiable Losses") of the TRW Automotive Indemnified Parties arising out of or due to:

(i) the failure or alleged failure of TRW or any other member of the TRW Group to pay, perform or otherwise discharge in a timely manner any of the TRW Liabilities;

(ii) the TRW Business; and

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(iii) any material breach by TRW or any other member of the TRW Group of this Agreement or any of the Ancillary Agreements.

(b) Subject to the other provisions of this Article IV, from and after the Distribution Declaration Date, TRW shall indemnify, defend and hold harmless each of the TRW Automotive Indemnified Parties from and against any and all Indemnifiable Losses of the TRW Automotive Indemnified Parties arising out of or based upon:

(i) any untrue statement of material fact or alleged untrue statement of a material fact contained in any Disclosure Document and any information provided in connection therewith, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except insofar as such Indemnifiable Losses are caused by any such untrue statement or omission or alleged untrue statement or omission (A) relating primarily to TRW Automotive or any other member of the TRW Automotive Group or the TRW Automotive Business or (B) based upon information that is furnished to TRW by TRW Automotive or any other member of the TRW Automotive Group expressly for use therein; and

(ii) any untrue statement of material fact or alleged untrue statement of a material fact contained in any document (other than a Disclosure Document) filed by TRW or any other member of the TRW Group with the Commission pursuant to the Securities Act or the Exchange Act or filed with any other Governmental Entity pursuant to applicable law, and any information provided in connection therewith, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except insofar as such Indemnifiable Losses are caused by any such untrue statement or omission or alleged untrue statement or omission (A) relating primarily to TRW Automotive or any other member of the TRW Automotive Group or the TRW Automotive Business or (B) based upon information that is either furnished to TRW by TRW Automotive or any other member of the TRW Automotive Group expressly for use therein or incorporated by reference by TRW from any filings made by TRW Automotive or any other member of the TRW Automotive Group with the Commission under the Securities Act or the Exchange Act or filed with any other Governmental Entity pursuant to applicable law, if that statement or omission was made or occurred on or after the Distribution Date.

Section 4.2   Indemnification by TRW Automotive.

(a) Except for all claims related to Taxes (which, along with other related matters, shall be governed solely by the Tax Sharing Agreement, notwithstanding

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anything contained in this Agreement) and subject to the other provisions of this Article IV, from and after the Distribution Declaration Date, TRW Automotive shall indemnify, defend and hold harmless TRW, each of its directors, officers, employees, agents and Affiliates and each of the heirs, executors, successors, assigns of, and persons, if any, who control (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), any of the foregoing (the "TRW Indemnified Parties") from and against the TRW Automotive Liabilities and any and all Indemnifiable Losses of the TRW Indemnified Parties arising out of or due to:

(i) the failure or alleged failure of TRW Automotive or any other member of the TRW Automotive Group to pay, perform or otherwise discharge in a timely manner any of the TRW Automotive Liabilities;

(ii) the TRW Automotive Business; and

(iii) any material breach by TRW Automotive or any other member of the TRW Automotive Group of this Agreement or any of the Ancillary Agreements.

(b) Subject to the other provisions of this Article IV, from and after the Distribution Declaration Date, TRW Automotive shall indemnify, defend and hold harmless each of the TRW Indemnified Parties from and against any and all Indemnifiable Losses of the TRW Indemnified Parties arising out of or based upon:

(i) any untrue statement of material fact or alleged untrue statement of a material fact contained in any Disclosure Document and any information provided in connection therewith, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such Indemnifiable Losses are caused by any such untrue statement or omission or alleged untrue statement or omission (A) relating primarily to TRW Automotive or any other member of the TRW Automotive Group or the TRW Automotive Business or (B) based upon information that is furnished to TRW by TRW Automotive or any other member of the TRW Automotive Group expressly for use therein; and

(ii) any untrue statement of material fact or alleged untrue statement of a material fact contained in any document (other than a Disclosure Document) filed by TRW Automotive or any other member of the TRW Automotive Group with the Commission pursuant to the Securities Act or the Exchange Act or filed with any other Governmental Entity pursuant to applicable law, and any information provided in connection therewith, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except insofar as such Indemnifiable Losses are caused by any such untrue

26

statement or omission or alleged untrue statement or omission (A) relating primarily to TRW or any other member of the TRW Group or the TRW Business or (B) based upon information that is either furnished to TRW Automotive by TRW or any other member of the TRW Group expressly for use therein or incorporated by reference by TRW Automotive from any filings made by TRW or any other member of the TRW Group with the Commission under the Securities Act or the Exchange Act or filed with any other Governmental Entity pursuant to applicable law, if that statement or omission was made or occurred on or after the Distribution Date.

Section 4.3   Limitations on Indemnification Obligations.

(a) For purposes of this Agreement, Indemnifiable Losses shall be calculated after giving effect to any related Tax Benefit and net of any reserves and amounts recovered from third parties, including insurance proceeds recovered under insurance policies with respect to such Indemnifiable Losses. Any Indemnified Party having a claim under this Article IV shall make a good faith effort to recover all losses, costs, damages and expenses from insurers of such Indemnified Party under applicable Policies so as to reduce the amount of any Indemnifiable Losses hereunder. No Indemnified Party shall, in any event, be entitled to any punitive, incidental, indirect, special or consequential damages resulting from or arising out of any claim under this Article IV.

(b) In the event that any indemnification payment required to be made hereunder shall be denominated in a currency other than United States dollars, the amount of such payment shall be translated into United States dollars using the Foreign Exchange Rate for such currency determined in accordance with the following rules:

(i) with respect to an Indemnifiable Loss arising from payment by a financial institution under a guarantee, comfort letter, letter of credit, foreign exchange contract or similar instrument, the Foreign Exchange Rate for such currency shall be determined as of the date on which such financial institution shall have been reimbursed;

(ii) with respect to an Indemnifiable Loss covered by insurance, the Foreign Exchange Rate for such currency shall be the Foreign Exchange Rate employed by the insurance company providing such insurance in settling such Indemnifiable Loss with the Indemnifying Party; and

(iii) with respect to an Indemnifiable Loss not covered by clauses (i) or (ii) above, the indemnification payment shall be paid in the applicable local currency without any translation into United States dollars.

Section 4.4   Procedures for Indemnification. If an Indemnified Party intends to seek indemnification pursuant to this Article IV, such Indemnified Party shall promptly provide written notice to the party from whom indemnification is being sought (the "Indemnifying Party"), in writing in accordance with Section 7.1 of such claim describing such claim in reasonable detail including the sections of this Agreement which form the basis for such claim, copies of all material written evidence thereof and the estimated amount of the Indemnifiable Losses that have been or may be sustained by the Indemnified Party; provided, that the failure to provide such notice shall not affect the obligations of the Indemnifying Party unless it is actually materially prejudiced thereby. In particular, in case of any investigation or audit for which indemnification of an Indemnified Party under this Article IV is reasonably likely, such Indemnified Party shall inform the Indemnifying Party at the commencement of such investigation or audit, to the extent practical, so that the Indemnifying Party may participate therein. In the event that such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party shall have 20 days after receipt of such notice to decide whether it will undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and if it so decides, the Indemnified Party shall cooperate with the Indemnifying Party in connection with the settlement or defense of such claim; provided, however, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it; provided, further, that the fees and expenses of such counsel shall be borne by the Indemnified Party; provided, further, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the reasonable judgment of the Indemnified Party for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain one law firm at the Indemnifying Party's expense. Notwithstanding anything in this Section 4.4 to the contrary, the Indemnifying Party may, without the consent of the Indemnified Party, settle or compromise any action or consent to the entry of any judgment which is solely for money damages, which includes as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnified Party of a duly executed written release of the Indemnified Party from all liability in respect of such action, which release shall be reasonably satisfactory in form and substance to counsel for the Indemnified Party, and which does not involve an admission of guilt or liability. So long as the Indemnifying Party has agreed to undertake, conduct and control the settlement or defense of any such claim and is contesting any such claim in good faith, the Indemnified Party shall not pay or settle any such claim without the written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

Section 4.5   Nature of Remedies. The remedies set forth in this Article IV shall be the sole and exclusive remedies of, and in lieu of any other remedies that may be available to, the Indemnified Parties arising out of or relating to, whether based on contract, tort or other claims, this Agreement, the Ancillary Agreements or any other agreements or documents signed or executed in relation to the transactions contemplated hereby and thereby by the parties to this Agreement or their Affiliates, except as otherwise expressly provided in this Agreement, the Ancillary Agreements or such other agreements or documents. If, for any reason, the indemnification provided in Article IV is unavailable to any Indemnified Party, or insufficient to hold it harmless, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party as a result of such Indemnifiable Losses in such proportion as is appropriate to reflect all relevant equitable considerations.

Section 4.6   Survival of Indemnities. The obligations of TRW Automotive and TRW under this Article IV shall survive the Distribution Date and the sale or other transfer by it of any Assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of the other related to such Assets, businesses or Liabilities. Such obligations shall be binding upon the successors and assigns of the TRW Business or the TRW Automotive Business, as the case may be, and upon any transferee of all or substantially all of the assets (in one transaction or a series of related transactions) of the TRW Business or the TRW Automotive Business, which transferee shall assume in writing such obligations. If 25% or more of the Assets comprising the TRW Business or the TRW Automotive Business immediately following the Distribution, as the case may be, are spun off to the respective stockholders of TRW or TRW Automotive, such spun-off entity shall assume in writing a proportionate share of the indemnity obligation contained herein of TRW or TRW Automotive, as the case may be, based upon the relative assets of such spun-off entity and the remaining assets in its parent, and thereafter TRW or TRW Automotive, as the case may be, shall be released from the proportionate share so assumed. The assumption of obligations of a transferee or spun-off entity shall not apply with respect to any transaction consummated after the twentieth anniversary of the date of this Agreement.

Section 4.7   Right of Inquiry.

(a) In the event of a material adverse change after the Distribution Declaration Date in the financial condition of TRW Automotive or TRW, which change creates a substantial likelihood that TRW Automotive or TRW, as the case may be, will not be able to satisfy or otherwise settle, when due, its indemnification obligations to the other party under this Article IV, TRW or TRW Automotive, as the case may be, shall have the right, subject to entering into an agreement with the other party to preserve confidentiality and any applicable privilege for the benefit of such other party, upon consultation with such other party, to have limited access on reasonable prior notice to such other party's personnel in order to monitor the status of pending and anticipated Actions for which TRW or TRW Automotive, as the case may be, could be contingently liable. Such right of inquiry shall terminate at such time as there is no longer a substantial likelihood that the applicable party will not be able to satisfy its indemnification obligations under this Agreement and the Ancillary Agreements. The inquiring party shall bear its own costs of such inquiry.

(b) In addition to the provisions of Section 4.7(a), each of TRW and TRW Automotive shall have the right on an annual basis and subject to reasonable prior notice to meet with the General Counsel of the other party (or such corporate officer or

29

employee designated by such General Counsel) and receive an oral report, in a forum in which the requesting party may ask reasonable questions regarding the status of material pending and threatened Actions for which the requesting party may be contingently liable. For the avoidance of doubt, no such right shall require TRW or TRW Automotive, as the case may be, to (i) provide non-public written information, (ii) provide confidential information, (iii) jeopardize the benefit of any applicable privilege or (iv) engage in lengthy or burdensome meetings or discussions. In addition, each of TRW and TRW Automotive shall have the further right to request one additional meeting per year in connection with the public disclosure by the other party during such year of a material adverse development in any pending or threatened Action for which the requesting party may be contingently liable, such meeting otherwise to be on the same terms as set forth in this Section 4.7(b). Each of TRW and TRW Automotive shall bear its own cost of attendance at such meetings, which shall, unless otherwise agreed, be held at the corporate offices of the non-requesting party.

Section 4.8   Mutual Release. Effective as of the Distribution Declaration Date and except as otherwise specifically set forth in this Agreement or any Ancillary Agreement, TRW, on behalf of itself and the other members of the TRW Group, and TRW Automotive, on behalf of itself and the other members of the TRW Automotive Group, hereby releases and forever discharges each TRW Automotive Indemnified Party (in the case of the release by TRW) or TRW Indemnified Party (in the case of the release by TRW Automotive), as the case may be, in their respective capacities as such, of and from all debts, demands, Actions, accounts, covenants, contracts, agreements, damages and Liabilities whatsoever of every name and nature, both in law and in equity, which the releasing party has or ever had or ever will have, which arise out of or relate to events, circumstances or actions taken by such other party occurring or failing to occur or any conditions existing on or prior to the Distribution Declaration Date; provided, however, that the foregoing general release shall not apply to (i) any Liabilities or other obligations (including Liabilities with respect to payment, reimbursement, indemnification or contribution) under this Agreement or any Ancillary Agreement or assumed, transferred, assigned, allocated or arising under this Agreement or any Ancillary Agreement (including any Liability that the parties may have with respect to payment, performance, reimbursement, indemnification or contribution pursuant to this Agreement or any Ancillary Agreement for claims brought against the parties by third parties) and the foregoing release will not affect any party's right to enforce this Agreement or any Ancillary Agreement in accordance with their terms.

ARTICLE V

CERTAIN ADDITIONAL MATTERS AND COVENANTS

Section 5.1   Use of Names; Intellectual Property Licenses.

(a) From and after the Distribution Declaration Date, subject to the next sentence and Section 5.1(c), TRW or the other members of the TRW Group shall own all rights of TRW or any of its Affiliates (including members of the

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TRW Automotive Group) in, and to the use of, the TRW Intellectual Property and TRW Automotive or the other members of the TRW Automotive Group shall not use or have any rights to the TRW Intellectual Property. Notwithstanding the foregoing, the TRW Group agrees to grant to TRW Automotive and the other members of the TRW Automotive Group a limited trademark license to use certain TRW Marks solely in connection with the TRW Automotive Business in the form of, and under the terms of, the Trademark License Agreement.

(b) From and after the Distribution Declaration Date, subject to the next sentence and Section 5.1(d), TRW Automotive or the other members of the TRW Automotive Group shall own all rights of TRW or any of its Affiliates (including members of the TRW Group) in, and to the use of, the TRW Automotive Intellectual Property, and the TRW Group shall not use or have any rights to the TRW Automotive Intellectual Property. Notwithstanding the foregoing, TRW and the other members of the TRW Group shall have the right to grant to the ASG Purchaser pursuant to the ASG Sale Agreement certain rights to use the TRW Automotive Intellectual Property. Subject to the preceding sentence, TRW shall cease using the TRW Automotive Marks as soon as practicable after the Distribution Declaration Date.

(c) The parties shall enter into the TRW Intellectual Property License Agreement whereby TRW or another member of the TRW Group shall grant to TRW Automotive or another member of the TRW Automotive Group, effective from and after the Distribution Declaration Date, in those jurisdictions where TRW or any other member of the TRW Group has such rights, a non-exclusive license to the TRW Licensed IP, and to use the foregoing, to make, have made, use and sell products and processes solely in the field of the TRW Automotive Business.

(d) The parties shall enter into the TRW Automotive Intellectual Property License Agreement whereby TRW Automotive or another member of the TRW Automotive Group shall grant to TRW or another member of the TRW Group, effective from and after the Distribution Declaration Date, in those jurisdictions where TRW Automotive or any other member of the TRW Automotive Group has such rights, a non-exclusive license to the TRW Automotive Licensed IP, and to use the foregoing, to make, have made, use and sell products and processes solely in the field of the TRW Business.

Section 5.2   Further Assurances; Cooperation. Each of the parties hereto promptly shall execute such documents and other instruments and take such

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further actions as may be reasonably required or desirable to carry out the provisions hereof and to consummate the transactions contemplated by this Agreement and each of the Ancillary Agreements. The parties shall cooperate with each other in all commercially reasonable respects to ensure the transfer to TRW Automotive or the other members of the TRW Automotive Group of the TRW Automotive Business, the TRW Automotive Assets and the TRW Automotive Liabilities, and the retention by TRW or of the TRW Group of the TRW Business, the TRW Assets and the TRW Liabilities, including (i) allocating rights and obligations under contracts, agreements and other arrangements, if any, of TRW that relate to both the TRW Business and the TRW Automotive Business, (ii) determining whether to enter into any service or other sharing agreements (other than the Ancillary Agreements) on a mutually acceptable arm's-length basis that may be necessary to assure a smooth and orderly transition, and (iii) obtaining any reasonably necessary or appropriate third-party consents, licenses and permits in connection with the Restructuring and the Distribution. In case at any time after the Distribution Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary or desirable action.

Section 5.3   Non-Competition.

(a) Notwithstanding anything to the contrary in this Section 5.3(a), for a period of ten (10) years from and after the Distribution Declaration Date, TRW Automotive shall not engage, directly or through any member of the TRW Automotive Group, in any of the businesses comprising the TRW Business using as its trade name any name containing the words "TRW".

(b) Notwithstanding anything to the contrary in this Section 5.3(b), for a period of ten (10) years from and after the Distribution Declaration Date, TRW shall not engage, directly or through any member of the TRW Group, in any of the businesses comprising the TRW Automotive Business using as its trade name any name containing the words "TRW Automotive".

(c) From and after the Distribution Declaration Date, TRW shall, and shall cause the other members of the TRW Group to, comply with all applicable non-competition obligations of TRW and the other members of the TRW Group in effect as of the Distribution. From and after the Distribution Declaration Date, TRW Automotive shall, and shall cause the other members of the TRW Automotive Group to, comply with all applicable non-competition obligations of TRW Automotive and the other members of the TRW Automotive Group in effect as of the Distribution.

Section 5.4   Access to Information.

(a) From and after the Distribution Declaration Date, TRW shall afford to TRW Automotive and its authorized accountants, counsel and other designated representatives reasonable access and duplicating rights during normal business hours to all records, books, contracts, instruments, computer data and other data and information (collectively, "Information") within TRW's possession insofar as such access is reasonably required by TRW Automotive, subject to appropriate restrictions for classified and/or legally privileged information. Similarly, from and after the Distribution Declaration Date, TRW Automotive shall afford to TRW and its authorized accountants, counsel and other designated representatives reasonable access and duplicating rights during normal business hours to Information within TRW Automotive's possession, insofar as such access is reasonably required by TRW, subject to appropriate restrictions for classified and/or legally privileged information. Information may be requested under this Article VII for, without limitation, audit, accounting, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing this Agreement and the transactions contemplated hereby, subject to appropriate restrictions for classified and/or legally privileged information. Neither TRW nor TRW Automotive shall disclose Information pursuant to this Article VI to the extent such disclosure requires an export license and such license has not been obtained.

(b) In furtherance of the rights and obligations of the parties set forth in Section 5.4(a):

(i) Each party hereto acknowledges that (A) the members of the TRW Group on the one hand, and the members of the TRW Automotive Group, on the other hand, have or may obtain Information regarding a member of the other Group, or any of its operations, employees, Assets or Liabilities (whether in documents or stored in any other form or known to its employees or agents) that is or may be protected from disclosure pursuant to the attorney-client privilege, the work product doctrine or other applicable privileges ("Privileged Information"); (B) there are a number of actual, threatened or future Actions that have been or may be asserted by or against, or otherwise affect, each or both of TRW and TRW Automotive (or members of either Group) ("Litigation Matters"); (C) TRW and TRW Automotive have a common legal interest in Litigation Matters, in the Privileged Information, and in the preservation of the confidential status of the Privileged Information, in each case relating to the TRW Business or the TRW Automotive Business as it existed prior to the Distribution Declaration Date or relating to or arising in connection with the relationship between the members of the Groups on or prior to the Distribution Declaration Date; and (D) TRW and TRW Automotive intend that the transactions contemplated by this Agreement and the Ancillary Agreements and any transfer of Privileged Information in connection herewith or therewith shall not operate as a waiver of any potentially applicable privilege.

(ii) Each of TRW and TRW Automotive agrees, on behalf of itself and each member of its Group, not to disclose or otherwise waive any privilege attaching to any Privileged Information relating to the TRW Automotive Business or the TRW Business as it existed prior to the Distribution Declaration Date, respectively, or relating to or arising in connection with the relationship between the Groups on or prior to the

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Distribution Declaration Date, without providing prompt written notice to and obtaining the prior written consent of the other, which consent shall not be unreasonably withheld or delayed and shall not be withheld or delayed if the other party certifies that such disclosure is to be made in response to a likely threat of suspension or debarment or similar action; provided, however, that TRW and TRW Automotive may make such disclosure or waiver with respect to Privileged Information if such Privileged Information relates, in the case of TRW, solely to the TRW Business as it existed prior to the Distribution Declaration Date or, in the case of TRW Automotive, solely to the TRW Automotive Business as it existed prior to the Distribution Declaration Date. In the event of a disagreement between any member of the TRW Group and any member of the TRW Automotive Group concerning the reasonableness of withholding such consent, no disclosure shall be made prior to a final, nonappealable resolution of such disagreement by a court of competent jurisdiction.

(iii) Upon any member of the TRW Group or any member of the TRW Automotive Group receiving any subpoena or other compulsory disclosure notice from a court, other Governmental Entity or otherwise which requests disclosure of Privileged Information, in each case relating to the TRW Automotive Business or the TRW Business, respectively, as it existed prior to the Distribution Declaration Date or relating to or arising in connection with the relationship between the members of the Groups on or prior to the Distribution Declaration Date, the recipient of the notice shall promptly provide to TRW, in the case of receipt by a member of the TRW Automotive Group, or TRW Automotive, in the case of receipt by a member of the TRW Group, a copy of such notice, the intended response, and all materials or information relating to the other Group that might be disclosed. In the event of a disagreement as to the intended response or disclosure, unless and until the disagreement is resolved as provided in Section 5.4(b)(ii), TRW and TRW Automotive shall cooperate to assert all defenses to disclosure claimed by either Group, at the cost and expense of the Group claiming such defense to disclosure, and shall not disclose any disputed documents or information until all legal defenses and claims of privilege have been finally determined.

Section 5.5   Production of Witnesses. At all times from and after the Distribution Declaration Date, each of TRW Automotive and TRW shall use commercially reasonable efforts to make available to the other upon written request, the officers, directors, employees and agents of the members of its Group as witnesses to the extent that such persons may reasonably be required in connection with any Action in which the requesting party may from time to time be involved.

Section 5.6   Reimbursement. Except to the extent otherwise contemplated by any Ancillary Agreement, either party providing Information or witness services to the other party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts,

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relating to supplies, disbursements and other out-of-pocket expenses and the salary costs of employees (based on the time such employees spend providing Information or witness services pursuant to this Section 5.6), as may be reasonably incurred in providing such Information or witness services.

Section 5.7   Retention of Records. Except as otherwise required by law or agreed to in writing, each of TRW and TRW Automotive may destroy or otherwise dispose of any of the Information in accordance with the records retention policy of TRW at the date of this Agreement as set forth on Exhibit J; provided that, TRW and TRW Automotive shall have the right to request in writing that the other party retain specified Information relating in any material respect to the TRW Business or the TRW Automotive Business, respectively, for a period of time beyond the period contemplated by such records retention policy (or, alternatively, deliver such Information to the requesting party prior to the destruction or disposal thereof) and the other party shall use commercially reasonable efforts to accommodate such request to the extent such request is reasonable and at the requesting party's expense.

Section 5.8   Confidentiality. Each of TRW and the other members of the TRW Group, on the one hand, and TRW Automotive and the other members of the TRW Automotive Group, on the other hand, shall hold, and shall cause its representatives, consultants and advisors to hold, in strict confidence, all Information concerning the other in its possession or furnished by the other or the other's representatives pursuant to this Agreement (except to the extent that such Information has been (a) in the public domain through no fault of such party or (b) later lawfully acquired from other sources by such party), and each party shall not release or disclose such Information to any other Person, except representatives, consultants and advisors, unless compelled to disclose by judicial or administrative process or, as advised by its counsel, by other requirements of law. If a party or any member of such party's Group becomes legally compelled to disclose any Information, such party shall promptly notify the other party so that the other party may seek a protective order or other remedy or waive such party's compliance with this Section 5.8. If no protective order or other remedy is obtained or waiver granted, such party shall furnish only the portion of the Information that it is advised by counsel is legally required and shall exercise commercially reasonable effort to obtain reliable assurance that confidential treatment shall be accorded such Information.

ARTICLE VI

TERMINATION

Section 6.1   Termination. Notwithstanding anything contained in this Agreement or the Ancillary Agreements to the contrary, this Agreement may be terminated and the Restructuring and the Distribution may be abandoned at any time prior to the Distribution Declaration Date by and in the sole discretion of the TRW Board without the approval of TRW Automotive or the shareholders of TRW. In the event of

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such termination, no party shall have any liability of any kind to any other party on account of such termination.

ARTICLE VII

MISCELLANEOUS

Section 7.1   Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given (i) by personal delivery to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), (ii) by reliable overnight courier service (with confirmation) to the appropriate address as set forth below (or at such other address for the party as shall have been previously specified in writing to the other party), or (iii) by facsimile transmission (with confirmation) to the appropriate facsimile number set forth below (or at such other facsimile number for the party as shall have been previously specified in writing to the other party) with follow-up copy by reliable overnight courier service the next Business Day:

(a) if to TRW Automotive, to:

     [   ]
     Attention: [   ]
     Telecopy: [   ]

(b) if to TRW, to:

     [   ]
     Attention: Secretary
     Telecopy: [   ]

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. (Cleveland, Ohio time) and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 7.2   Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by an authorized officer of each party. Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by an authorized officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 7.3   Headings. The table of contents and the article, section, paragraph and other headings contained in this Agreement are inserted for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 7.4   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

Section 7.5   Entire Agreement. This Agreement, the Ancillary Agreements, the Exhibits hereto and the Schedules hereto constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof.

Section 7.6   Governing Law. **THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OR CHOICE OF LAWS OR ANY OTHER LAW THAT WOULD MAKE THE LAWS OF ANY OTHER JURISDICTION OTHER THAN THE STATE OF OHIO APPLICABLE HERETO.**

Section 7.7   Resolution of Disputes. All disputes arising out of or relating to this Agreement or an Ancillary Agreement or the breach, termination or validity thereof or the parties' performance hereunder or thereunder ("Dispute") shall be resolved as provided by this Section 7.7.

(a) Negotiation of Disputes.

(i) Any party shall give the other party written notice of any Dispute. The parties shall attempt to resolve such Dispute promptly by negotiation between executive officers who have authority to settle the Dispute and who are at a higher level of management than the persons with direct responsibilities for administration of this Agreement.

(ii) Within 15 days after delivery of the notice, the party receiving the notice shall submit to the other a written response. The notice and the response shall include: (A) a statement of each party's position and a summary of arguments supporting that position and (B) the name and title of the executive officer who will represent that party and of any other person who will accompany the executive officer during the negotiations. Within 30 days after delivery of the disputing party's notice, the executive officers of both parties shall meet at a mutually acceptable

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time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.

(b) Arbitration.

(i) If the Dispute has not been resolved by executive officer negotiation within 45 days of the disputing party's notice requesting negotiation, or if the parties fail to meet within 30 days from delivery of said notice, such Dispute shall on the demand of any party, be finally settled under the Rules of Arbitration of the Center for Public Resources ("CPR") then in effect, except as modified herein or by mutual agreement of the parties.

(ii) The arbitration shall be held in Cleveland, Ohio. The arbitration proceedings shall be conducted, and the award shall be rendered, in the English language.

(iii) There shall be three arbitrators selected pursuant to the CPR rules from the CPR the CPR national and regional panels. All arbitrators shall be neutral, disinterested, independent and impartial.

(iv) In rendering an award, the arbitral tribunal shall be required to follow the substantive law of the jurisdiction designated by the parties herein. This arbitration agreement and any award rendered thereunder shall be governed by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards, 1958, and the Federal Arbitration Act, 9 USC § 1 et seq. The arbitral tribunal shall not be empowered to award damages in excess of compensatory damages except in the case of fraud, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any dispute except in the case of fraud.

(v) The award shall be final and binding upon the parties and shall be the sole and exclusive remedy between the parties with regard to any claim or counterclaim submitted to the arbitral tribunal. Judgment upon any award may be entered in any court having jurisdiction thereof.

(vi) By agreeing to arbitration, the parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment or other order in aid of arbitration proceedings and the enforcement of any award. Without prejudice to such provisional remedies as may be available under the jurisdiction of a national court, the arbitral tribunal shall have full authority to grant provisional remedies or to order the parties to request that a court modify or vacate any temporary or preliminary relief issued by a such court, and to award damages for the failure of any party to respect the arbitral

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tribunal's orders to that effect. The parties hereby unconditionally and irrevocably submit to the non-exclusive jurisdiction of the state or federal courts located in Cleveland, Ohio for the purpose of any preliminary relief in aid of arbitration, or for enforcement of any award, and hereby waive any objection to such jurisdiction including without limitation objections by reason of lack of personal jurisdiction, improper venue, or inconvenient forum.

(c) Notwithstanding the foregoing, any Dispute regarding the following is not required to be negotiated or arbitrated prior to seeking relief from a court of competent jurisdiction: breach of any obligation of confidentiality, infringement, misappropriation or misuse of any intellectual property right. The parties acknowledge that their remedies at law for such a breach or threatened breach would be inadequate and, in recognition of this fact, upon such breach or threatened breach, either party, without posting any bond, and in addition to all other remedies which may be available, shall be entitled to immediately seek or obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy which may then be available.

Section 7.8   Waiver of Jury Trial. **EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

Section 7.9   Assignment. This Agreement may not be assigned by either party without the written consent of the other party. No such assignment shall relieve either party of any of its rights and obligations hereunder.

Section 7.10   Fees and Expenses. Whether or not the transactions contemplated by this Agreement are consummated, TRW and TRW Automotive shall each be responsible for one-half of the fees and expenses incurred by TRW and TRW Automotive in connection with the transactions contemplated by this Agreement.

Section 7.11   Binding Nature; Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns. Except for the provisions of Article IV of this Agreement which are intended for the benefit of, and to be enforceable by, any of the applicable Indemnified Parties in their respective capacities as such, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person or Persons any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.12   Severability. This Agreement shall be deemed severable; the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect, for so long as the economic or legal

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substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that such restriction may be enforced to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

Section 7.13   No Right of Setoff. Neither party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever against any amounts such Persons may owe to the other party hereto or any of it Affiliates any amounts owed by such other party or its Affiliates to the first party or its Affiliates.

Section 7.14   Currency. All monetary amounts mentioned or referred to herein are in United States dollars unless otherwise indicated.

Section 7.15   Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

Section 7.16   Construction.

(a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires, (ii) the words "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Schedules hereto and the Exhibits hereto) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, and exhibits and schedules of this Agreement unless otherwise specified, (iii) the words "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless otherwise specified, (iv) the word "or" shall not be exclusive, (v) TRW Automotive and TRW will be referred to herein individually as a "party" and collectively as "parties" (except where the context otherwise requires) and (vi) the phrases "used primarily in" or "relate primarily to" are to be determined in relation to the business of TRW and its Affiliates collectively.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Tax Sharing Agreement (including with respect to indemnification), the provisions of the Tax Sharing Agreement shall apply.

(c) Any reference to any federal, state, local or non-U.S. statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

TRW INC.

By: _____

       Name:
       Title:

TRW AUTOMOTIVE INC.

By: _____

       Name:
       Title: